To:   Ray Guillaume, Titan Corporation (Titan)

From:  Jay Sliva, Charter Financial, Inc. (Charter)

Date:  August 13, 1996

RE:   Rider to Loan and Security Agreement No 2566 Dated December 29, 1995
(the Agreement) between The Titan Corporation d/b/a Titan Scan Systems ("Debtor") and Capital Associates International, Inc. ("Capital") and assigned to Charter Financial, Inc. (Secured Party).


In consideration of your request to partially delay the funds due under the above referenced Rider as a result of the sale of the electronics division, it is agreed that Titan will wire transfer to Charter on August 14, 1996 the sum of $460,000, which payment shall be applied as a prepayment of the 77th, 78th, 79th, 80th, 81st, and 82nd installments due under the Agreement, and a partial prepayment of the 76th monthly installment due under the Agreement.

On September 2, 1996, Titan will issue in the name of Charter a letter of credit in the amount of $300,000.

In the event that on or before November 15, 1996 Titan has raised $10 million of Additional Capital, then the letter of credit of $300,000 issued to Charter on September 2, 1996 will be reduced to $129,000.

In the event that Titan does not raise $10 million of Additional Capital by November 15, 1996, then the letter of credit of $300,000 issued to Charter on September 2, 1996 will be increased to $620,000 on or before November 15, 1996.

A formal Rider to the Loan and Security Agreement will be sent to you for signature, reflecting the above changes to the original Rider which you agree to sign.

Upon receipt by Charter of the wire transfer of $460,000 on August 14, 1996 and a signed copy of this memo by an authorized officer of Titan, Titan will be in compliance through June 30, 1996 of the previously referenced Loan and Security Agreement.

Very truly yours,
AGREED AND ACCEPTED
                                  Titan Corporation d/b/a Titan Scan Systems

/s/
John J. Sliva, Jr.                                BY:  /s/ Bernard M. Hirl
Executive Vice President                          TITLE: Sr. VP and CFO

DATE: